Exhibit (a)(11)

                       [Key Energy Group, Inc. Letterhead]

FOR IMMEDIATE RELEASE:                                      CONTACT: JIM DEAN
TUESDAY, SEPTEMBER 15, 1998
(732) 247-4822

                   KEY ENERGY GROUP COMPLETES TENDER OFFER FOR
                           DAWSON PRODUCTION SERVICES

EAST BRUNSWICK, N.J., Sept. 15, 1998 - Key Energy Group, Inc. (NYSE: KEG) announced today that it has completed its cash tender offer for all of the outstanding shares of Dawson Production Services, Inc. (NYSE: DPS) at a price of $17.50 per share in cash. The offer, which was scheduled to expire at 12:00 midnight, New York City time, on Monday, September 14, 1998, was extended until 8:30 a.m., New York City time, on Tuesday, September 15, 1998, and expired at that time.

Both as of the extension of the offer and the termination of the offer, based on a preliminary count from the depositary for the offer, approximately 9,763,200 shares of Dawson's common stock had been tendered which have now been accepted for payment. These tendered shares, together with the 820,800 shares of Dawson common stock that Key currently owns, represent approximately 94.5% of Dawson's outstanding shares. Additionally, 283,835 shares have been tendered pursuant to notices of guaranteed delivery. Key and Dawson will now proceed to complete a merger pursuant to which Key will acquire the remaining shares of Dawson for $17.50 per share in cash. This merger is expected to be completed later this week.

Francis D. John, Chairman, President and Chief Executive Officer stated, "We are very excited about the acquisition of Dawson. Together, Key and Dawson are a powerful entity. The combined company will have the substantial ability to reduce costs, provide a wider range of services for customers and create a more stable environment for employees. With approximately 1,400 service rigs, 70 drilling rigs, and 1,000 oilfield service trucks, substantial ancillary well service operations, and approximately 10,000 employees operating out of 125 locations, the combined company will be the largest well servicing company in the world. We will be positively staged for future growth, with leading positions in nearly all major domestic producing regions and with global expansion opportunities. Both Key and Dawson have been recognized as the premier well service contractors in the U.S. The combination of our highly regarded employees and capabilities will serve only to enhance the quality and breadth of services provided to our customers."

Key Energy Group, Inc. is a holding company with diversified energy operations including well servicing/workover services, contract drilling and oil and natural gas production. The company has operations in most major domestic onshore producing regions and in Argentina.